Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2019. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30.06.19
(000)
Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,245,185

£m

Group equity

Called up share capital	4,311

Share premium account	183

Other reserves	6,403

Other equity instruments	12,123

Retained earnings	44,556

Total equity excluding non-controlling interests	67,576

Non-controlling interests	1,221

Total equity	68,797

Group indebtedness[1]

Subordinated liabilities	18,803

Debt securities in issue	90,815

Total indebtedness	109,618

Total capitalisation and indebtedness	178,415

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	16,836

Performance guarantees, acceptances and endorsements	5,921

Total contingent liabilities	22,757

Documentary credits and other short-term trade related transactions	1,273

Standby facilities, credit lines and other commitments	333,621

Total commitments	334,894

1	“Group indebtedness” includes interest accrued in accordance with IFRS.

Barclays PLC	118